UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            Form 10-SB


 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   GLOBAL-E INVESTMENTS, INC.
                 ------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           77-0594821
       -----------------                    -------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

7025 East First Avenue, Suite 5
   Scottsdale, Arizona 85261
--------------------------------
(Address of principal executive
           offices)

            Issuer's telephone number:  (480) 945-2232


Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered

 ----------------------------      ------------------------------
 ----------------------------      ------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share

                         TABLE OF CONTENTS

Part I                                                               3

 Item 1.  Description of Business                                    3
 Item 2.  Management's Plan of Operation and Analysis of Results
       of Operations and Financial Condition                         6
 Item 3.  Description of Property                                    9
 Item 4.  Security Ownership of Certain Beneficial Owners and
       Management                                                    9
 Item 5.  Directors and Executive Officers, Promoters and Control
       Persons                                                      10
 Item 6.  Executive Compensation                                    11
 Item 7.  Certain Relationships and Related Transactions            12
 Item 8.  Description of Securities                                 12

Part II                                                             13

 Item 1.  Market for Common Equity and Related Stockholder Matters  13
 Item 2.  Legal Proceedings                                         14
 Item 3.  Changes in and Disagreements with Accountants             14
 Item 4.  Recent Sale of Unregistered Securities                    14
 Item 5.  Indemnification of Directors and Officers                 15

Part F/S                                                            16

Part III                                                            29

 Item 1.  Index to Exhibits                                         29

SIGNATURES                                                          30

Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                              Part I

Item 1.  Description of Business

Business Development

  We were incorporated in the State of Nevada on January 31, 2001, under the name Global-e Investments, Inc. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

  Since our formation, our efforts had been devoted primarily to startup and development activities, which include the following:

  1.   Formation of the Company and obtaining start-up capital;

  2.   Obtaining capital through sales of our common stock;
  3. Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers; and
  4.   Setting forth a business plan.

Business of Issuer

Principal Services and Principal Markets

  Our company was formed with the goal of providing new and existing golf course property owners with customized management solutions, including financial planning, oversight of daily course operations, designing and implementing marketing initiatives and advertising programs, turf maintenance, course presentation, food and beverage sales, accounting procedures, staff recruitment and employer relations. We believe that outsourcing of course management can create additional revenue streams and enhance the profitability of golf courses by identifying and eliminating unnecessary fixed costs.

  We expect to generate revenues by charging monthly management and operations fees to each course we retain as a client. Compensation will be based on a monthly fee depending on course revenue projections, which will be made on a case-by-case basis through discussions between our management and the owners and management of the properties. Achieving annual goal projections provides a success fee equal to no less than 5% of the gross revenues for a period of three years. We will also seek to derive additional revenue from revenue-sharing programs based on specific goals and projections achieved on each property.

  With the property owners' assistance, we plan to prepare annual budgets and projections. We expect to track clients' revenues and expenses and analyze the reports to improve daily operations in a timely manner. We will evaluate the reports against comparable properties and provide the owners with industry insight necessary to compete effectively.

  Our management will supervise operations and compare projections to actual results, as well as discuss challenges faced at each property. We will also perform site inspections periodically, communicating any items that require attention with the appropriate on-site manager. On a monthly basis, we would suggest meeting with clients to discuss the results of financial operations as well as the challenges and opportunities at the property.

  We plan to work with the course director in order to develop a marketing strategy for outside golf round sales. We plan to establish an annual golf pass program for our clients, allowing for discounted green fees along with other value-added items for regular customers. These pre-paid rounds of golf should help fill any potential gaps in tee time reservations. We also intend to target golfers staying at hotels in the vicinity of our clients' properties by offering incentive packages to local travel agents and transportation companies for referrals.

  Another important source of anticipated revenue for our clients and, thus, a potential object of marketing focus, is league generation at specific properties under management. League play at all times of the year, especially summer months, is a critical base of revenue for golf courses.

  Our management estimates that the majority of golf properties in the metropolitan Phoenix market are mid-tier properties. Mid-tier properties are of good quality with regard to amenities provided and golf course conditions, but are value-priced due to the golf course length, age and services available. Golf courses that cater to up-scale tourists typically do not experience repeat golfers at the same rate as do mid-tier courses and host fewer played rounds prohibitively high green fees. A significant difference between the high-end and mid-range facilities is the cost of operation: while green fee structure is lower at the mid-tier level, the overhead is also greatly reduced by greater efficiencies in operation, maintenance and staffing levels. Lower-end courses are usually municipal in nature and typically charge minimal fees, provide fewer amenities and services and are often heavily played. Resultantly, bottom-tier courses are not as well taken care of as other facilities and tend to be overcrowded. In our management's opinion, mid-level courses have the most potential for revenue growth because they appeal to a larger target audience than high-end facilities and are able to charge greater fees than low-end courses. We believe that the potential to increase revenues and decrease operational costs at mid-tier properties creates an attractive business opportunity.

Distribution Methods of Our Products

  We intend to target golf property owners and facilities management teams as our potential clients. Initially, we will attempt to build our golf management operations in Arizona and expand into California, Nevada and Florida over the next three years.

  We anticipate that we will contract a commissioned direct sales force, consisting of golf professionals with existing relationships in their areas of expertise. The initial focus of direct sales presentations will be on mid-tier public and semi-private courses. Advertising efforts will focus on both golf industry and real estate development trade publications. We plan to participate in trade shows targeted specifically at golf course owners, managers and professionals, such as the Crittenden Expo and National Golf Owners Association shows.

  Public relations is expected to be a significant element of our marketing programs with targeted approaches in segmented publications for golf course owners. Promotional events and announcements will coincide with national events to gain market acceptance and media recognition.

Competitive   Business  Conditions  and  the  Issuer's  Competitive
  Position

  There are thousands of golf courses in the United States with hundreds more installed annually. Real estate developers, municipalities, and resorts are building new facilities specifically designed to capitalize on the industry's growth while simultaneously addressing the needs of the property owners and the facilities. Annual consumer spending on golf-related recreation reaches tens of billions of dollars. Most of this spending comes from `avid' golfers - those playing twenty-five or more rounds per year. Fueling the growth is the appeal of golf to a more diverse cross section of the population. Once considered a sport for elderly and affluent individuals, golf is attracting younger players, women and players from a broad economic range.

  Unfortunately, as the number of golf courses in the United States has risen, demand (i.e., the number of golfers and rounds played) has not kept pace with the increase in supply. Thus, a rapidly escalating number of owners and operators are struggling financially. In this environment, despite the rapid growth in the game and the influx of capital by sophisticated investors for the construction and purchase of golf courses, the services of professional golf management companies are largely underutilized.

  There are a number of competitors in the golf management segment but none have captured a dominant market share. Approximately 60 management companies currently operate less than 10% of all golf facilities in the United States. Of these, there are only 18 companies with more than 25 golf courses in their portfolio.
However, there has been an apparent trend toward property consolidation with several companies attempting to build multiple site management teams through acquisitions.

  The current environment for golf course owners and operators is extremely challenging due to oversupply, rising costs, economic conditions and antiquated business practices. We are positioning our company to take advantage of this environment as owners, financial institutions and investors begin to seek alternative management solutions in order to compete, stabilize and grow their assets. We believe that we may have a competitive advantage in offering a low cost management system, customized to meet the clients' financial reporting and management requirements.

  We believe that the principal competitive factors pervading in the market include:

  1.   breadth and integration of service offerings,

  2.   quality of service,

  3.   client relationships,

  4.   technical knowledge and creative skills,

  5.   reliability and reputation and

  6.   ability   to   attract  and  retain  quality   experienced
       professionals.

  Some of our competitors and potential competitors have longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do. Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our information technology services and those of our competitors. To the extent we lose clients to our competitors because of dissatisfaction our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.

Government Approval of Principal Products or Services

  To the best of our management's knowledge, our products and services do not require government licensing or approval.

Effect of Existing or Probable Government Regulations

  We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that any such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, industry, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

Employees

  We do not have any employees. Instead, we presently rely on the efforts of our directors and executive officers. Jamie Kerr, our President, and John Shaffer, our Secretary and Treasurer, each devotes an average of 20-40 hours per month to our operations, as our operations dictate. We believe that our operations are currently on a small scale that is manageable by these individuals.

Reports to Security Holders

Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

Periodic Reports with the SEC

  As of the date of this registration statement, we have not been filing periodic reports with the SEC. However, the purpose of this registration statement is to become a fully reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

Availability of Filings

  You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2. Management's Plan of Operation and Analysis of Results of Operations and Financial Condition

  We were incorporated on January 31, 2001, and have not yet begun our planned principal operations. Our efforts to date have focused primarily on formation and organization of our company, obtaining seed capital and setting for a business plan. We generated did not generate any revenues since our inception on January 31, 2001. We do not have any clients and we do not expect to begin to generate revenues for at least the next three to six months of operations.

  Total expenses for the year ended December 31, 2003 were $7,382, consisting solely of general and administrative expenses. For the year ended December 31, 2002, we did not incur any expenses. Total expenses since our inception to January 31, 2001 were $11,532, all of which is attributable to general and administrative. Approximately $4,150 of our general and administrative expenses was paid to related parties for services rendered in the form of 4,150,000 shares of our par value common stock in lieu of cash. We refer you to Part I, Item 7. "Certain Relationships and Related Transactions" on page 12 of this registration statement for additional information on the common stock we issued for services. We expect to continue to use shares of our common stock to pay for various of our future expenses. Additionally, we expect to continue to incur general and administrative expenses for the foreseeable future, although we cannot estimate the extent of these costs.

  Resultantly, we incurred net losses since our inception. For the years ended December 31, 2003 and 2002, our aggregate loss was $7,382 and $0, respectively. From the date of our inception to December 31, 2003, we had a retained deficit of $11,532. We do not anticipate realizing income during the next at least six months because we have not yet begun our planned principal operations.

  Since our incorporation, we have raised capital through sales of our common equity. All told, we raised $47,500 in cash from sales of our common stock. In addition, we issued shares of our common stock in lieu of cash to pay for services rendered to us. Please refer to Part I, Item 7. "Certain Relationships and Related Transactions" on page 12 and Part II, Item 4 "Recent Sales of Unregistered Securities" on page 14 for additionally information with regard to these issuances.

  We believe that our cash on hand as of December 31, 2003 of $2,618 is not sufficient to continue operations for the next at least 12 months unless we are able to generate significant revenues or obtain additional capital infusions. However, we sold shares of our common stock for an aggregate of $37,500 in cash. The proceeds from this offering of common stock is anticipated to be sufficient to finance our operations through the fiscal year ending December 31, 2004.

  We currently do not have any recurring financial obligations that require immediate capital to finance. However, we expect to have negative cash flows for the fiscal year 2004. In addition, if our costs of operations increase unexpectedly, we may need to raise additional capital by issuing equity or debt securities in exchange for cash. There can be no assurance that we will be able to secure additional funds in the future to stay in business. Our principal accountants have expressed substantial doubt about our ability to continue as a going concern because we have limited operations and have not commenced planned principal operations.

  There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on our revenues from continuing operations. Additionally, we do not believe that our business is subject to seasonal factors.

  Our management does not expect to incur costs related to research and development.

  We currently do not own any significant plant or equipment that we would seek to sell in the near future.

  Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appear sufficient at this time. We believe that our operations are currently on a small scale that is manageable by our officers and directors. We intend to hire independent sales persons to conduct direct sales efforts within the next six to 12 months. These individuals are not expected to be paid salaries; instead they will be paid on a commissioned basis. Thus, these individuals are not intended to be employees of our company.

  We have not paid for expenses on behalf of any of our directors. Additionally, we believe that this fact shall not materially change.

Risk Factors

We may be unable to continue as a going concern if we fail to generate sufficient revenues.

  We are a development stage entity with limited operations. We will not be profitable until we establish a broader customer base for our golf management services and derive substantial revenues. We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows. There are no assurances that we will be able to generate any sales. If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

We may be unable to continue as a going concern if we fail to obtain additional capital.

  We have cash on hand in the amount of $2,618 as of December 31, 2003. Additional financing might become necessary at some point in the future to maintain or expand our business. Unfortunately, such financing may not be available on favorable terms, if at all. Unless we begin to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems. Such liquidity and solvency problems may force us to go out of business if additional financing is not available.

If we are unable to generate market acceptance for our services, we will be unable to generate sufficient revenues to meet our expenses.

  Our primary business model is to generate revenues by charging a fee to manage the operations of golf course properties. The profit potential of our business is unproven, and, to be successful, we must, among other things, develop and market solutions that achieve broad market acceptance and recognition by our customers. There can be no assurance that our services will achieve any market acceptance. Furthermore, there is intense competition among golf course property managers and a variety of related pricing models have developed, making it difficult to project future levels of revenues and applicable gross margins that can be sustained by us. Accordingly, no assurance can be given that our business will be successful or that we can sustain revenue growth and maintain sufficient gross margins. No assurance can be given that our services will achieve market acceptance by property owners or provide acceptable gross margins. Failure to do so may force us to cease our operations.

We will be forced to cease operations if we are unable to compete for clients successfully.

  We compete for business opportunities with a large number of golf course management companies of various sizes and we expect competition to increase. Increased competition may result in fewer opportunities and higher costs of growth. Many of our competitors are substantially larger and have substantially greater financial resources than us. If we are unable to compete successfully, our business will suffer.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

  Our operations depend substantially on the skills and experience of each of our officers and directors. Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business.

  Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between Global-e and his other business interests. We have not formulated a policy for the resolution of such conflicts.

You may not be able to sell your shares in our company because there is no public market for our stock.

  We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step to have our stock listed on the National Association of Securities Dealers Over-the-Counter Bulletin Boardr, and thereby creating a publicly traded market for our stock. Concurrently, we have filed through a licensed market maker, an information statement prepared in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, in an effort to obtain listing on the OTCBBr.

  There is no public market for our common stock. Our common stock is currently not quoted on any exchanges and our stock is held in a small community of shareholders. Therefore, the market for the common stock is limited. However, we expect to undertake steps that would create a publicly traded market for our float stock and thus enhance the liquidity of our shares. However, we cannot assure you that a meaningful trading market will develop. We make no representation about the value of our common stock.

Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

  If our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant web site customers, changes in earning estimates by analysts, announcements of technological innovations or new products by us or our competitors, general conditions in the information technology industry, and other events or factors, many of which are beyond our control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies. These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock.

Investors may have difficulty liquidating their investment because our common stock is likely to be subject to penny stock regulation.

  The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

  We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property

Description of Property

  We have our headquarters in Arizona. Our mailing address is Global-e Investments, Inc., 7025 East First Avenue, Suite 5, Scottsdale, Arizona 85261, phone: (480) 945-2232. This office space is provided at no cost to us by our officers and directors. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use. We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months.

Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.   Security  Ownership  of Certain  Beneficial  Owners  and
Management

Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of December 31, 2003 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
---------------------------------------------------------------------
Common     Jamie Kerr, President and           5,150,000    97.17%
Stock      Director(1)

Common     John Shaffer, Secretary,             150,000     2.83%
Stock      Treasurer and Director(1)

           Officers and Directors as a Group   5,300,000    100.00%

Footnotes:

(1)   The  address of officers and directors in the  table  is  c/o
  Global-e  Investments,  Inc.,  7025  E.  First  Ave.,  Suite   5,
  Scottsdale, AZ 85261

Change in Control

  No arrangements exist that may result in a change of control of Global-e.

Item  5.   Directors and Executive Officers, Promoters and  Control
Persons

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME     AGE          POSITION           PERIOD SERVING      TERM
------------------------------------------------------------------------
Jamie Kerr    37          President          January 2004-2005   1 year(1)

John Shaffer  64    Treasurer and Secretary  January 2004-2005   1 year(1)

Footnotes:

(1) Directors hold office until the next annual stockholders' meeting to be held in 2005 or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees

  Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

  Jamie Kerr, President, Director of Marketing, Secretary and Treasurer, has made a career in the fields of business development and marketing. Prior to forming GeI, Mr. Kerr was Business Development Manager for Kitchell CEM from 2001 through 2002. While at Kitchell CEM, he was responsible for identifying and developing relationships with potential clients. During 2000, he was an Associate Marketing Director with Arcadis-Giffels, where he generated new client contacts and maintained existing client relationships to foster repeat business. Before joining Arcadis-Giffels, Mr. Kerr was a Manager of Business Development at the
Arizona Department of Commerce from 1993 to 2000. His responsibilities at the Department of Commerce included leading business recruitment efforts to bring companies and create jobs in Arizona. Mr. Kerr graduated from University of Northern Colorado in 1991 with a Bachelor of Arts in Social Science. He also studied at the University of Oklahoma's Economic Development Institute in 1996. Mr. Kerr is a member in professional organizations, including the Arizona Association of School Business Officials, National Association of Industrial Office Properties, Arizona Association of Industries, Arizona Association for Economic Development, American Economic Development Council, Arizona Small Business Association, Rural Arizona Economic Development Advisory Council and the Greater Phoenix Chamber of Commerce.

  John Schaffer, Secretary and Treasurer, previously held the position of Secretary and Board member for Corporate Communications Network in Scottsdale, Arizona. Mr. Schaffer has held these positions from 1992 through 2003 and was responsible for maintaining the books and records of the Company. Mr. Schaffer is also active in real estate, having obtained his real estate license in 1990. Previously Mr. Schaffer attended Kent State University where he received his degree in education.

Family Relationships

  None.

Item 6.  Executive Compensation

Remuneration  of  Directors,  Executive  Officers  and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                   Summary Compensation Table

                        Annual                               Long-Term Compensation
                     Compensation
                    -------------------            ------------------------------------------
  Name and          Year  Salary  Bonus   Other    Restricted   Securities  LTIP     All
  Principal                               Annual   Stock        Underlying  Payouts  Other
  Position                                Compens  Awards       Options              Compens
                                          ation                                      ation
                           ($)     ($)     ($)      ($)           (#)        ($)      ($)



 Jamie Kerr          2003   -       -       -        -             -          -        -
 President           2002   -       -       -        -             -          -        -
                     2001   -       -       -        -             -          -    4,000

John Shaffer         2003   -       -       -        -             -          -        -
 Treasurer           2002   -       -       -        -             -          -        -
    and
 Secretary           2001   -       -       -        -             -          -      150


Directors' Compensation

  We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers' Compensation

  Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed. We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan

  We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions

  On January 31, 2001, we issued 4,150 shares of our $0.001 par value common stock as founders' shares to Jamie Kerr and John Schaffer, officers and directors, in exchange for services rendered in the amount of $4,150. Due to the forward split of 1000-for-1, the number of shares has been retroactively restated to 4,150,000.

  On March 31, 2003, we issued 1,150,000 shares of our $0.001 par value common stock to Jamie Kerr, an officer and director, in exchange for cash in the amount of $10,000.

  We do not lease or rent any property. Office space and services are provided without charge by a director and shareholder.

Item 8.  Description of Securities

  Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share. As of December 31, 2003, we had 5,300,000 shares of common stock outstanding. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions

  Our charter and by-laws allow us to authorize and issue preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

  Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to Global-e Investments, Inc. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.
                              Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

Market Information

  There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

  In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

  As of December 31, 2003, there were 5,300,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. All 5,300,000 shares are held by Jamie Kerr and John Shaffer, both of whom are our affiliates, as that term is defined in Rule 144(a)(1). At the present time, the resale or transfer of the restricted shares of Common Stock held by Messrs. Kerr and Shaffer is not permissible because both affiliates have entered into a "lock-up" agreement, whereby their holdings may not be sold until the earlier of the following events:

  1. A period of three years from, December 1, 2003, the effective date of the offering conducted under Rule 504 of Regulation D (which date shall be December 1, 2006),
  2. When our stock is traded on the OTCBBr at an average share price of greater than $0.025 per share for a minimum of three months,
  3. Our shares are listed on the Nasdaq SmallCap MarketSM or higher market or

  4. We have paid the purchasing shareholders in the Regulation D offering their investment in the form of cash dividends.

As these events have not yet occurred, Messrs. Kerr and Shaffer may not divest themselves of their ownership in our company, neither through public or private means.

Holders

  As of March 31, 2004, we have approximately 6,800,000 shares of $0.001 par value common stock issued and outstanding held by approximately 32 shareholders of record. Our transfer agent is
Holladay Stock Transfer, Inc., 2939 N. 67th Place, Suite C, Scottsdale, Arizona 85251, phone (480) 481-3940.

C.  Dividends

  We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under
Section 4(2)

  On January 31, 2001, we issued 4,150 shares of our par value common stock as founders' shares in exchange for services rendered in the amount of $4,150. Our President, Jamie Kerr, received 4,000 shares and our Secretary and Treasurer, received 150 shares of our stock. Due to the forward split of 1000-for-1, the number of shares has been retroactively restated to 4,150,000.

  On March 31, 2003, we issued 1,150,000 shares of our par value common stock to Jamie Kerr, an officer and director, in exchange for cash in the amount of $10,000.

  We believe that the transactions delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

  1. None of these issuances involved underwriters, underwriting discounts or commissions;

  2.   Restrictive legends are placed on all certificates issued;

  3. The distribution did not involve general solicitation or advertising; and

  4. The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

Sales conducted under Regulation D

  In February, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,500,000 shares of common stock, par value, at a price of $0.025 per share to approximately 30 investors, all of whom are unaffiliated shareholders of record. The offering was sold for an aggregate of $37,500 in cash.

  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in February 2004 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

  1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

  2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In February 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,500,000 shares of our common stock to a total of 30 non-affiliated shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

  3. The aggregate offering price for the offering closed in February 2004 was $37,500, all of which was collected from the offering.

Item 5.  Indemnification of Directors and Officers

  Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows: Every director, officer, or employee of Global-e Investments, Inc. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Global-e or is or was serving at the request of Global-e as a director, officer, employee or agent of Global-e, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Global-e. Global-e shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Global-e as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

  The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

Audited Financial Statements as of December 31, 2003

                    Global-E Investments, Inc.
                   (A Development Stage Company)

                          Balance Sheets
                               as of
                    December 31, 2003 and 2002

                                and

                     Statements of Operations,
                     Stockholders' Equity, and
                            Cash Flows
                            years ended
                    December 31, 2003 and 2002
                                and
                          for the period
               January 31, 2001 (Date of Inception)
                              through
                         December 31, 2003

                         TABLE OF CONTENTS




                                                           PAGE

Independent Auditors' Report                                1

Balance Sheets                                              2

Statements of Operations                                    3

Statement of Stockholders' Equity                           4

Statements of Cash Flows                                    5

Footnotes                                                   6

Beckstead and Watts, LLP
Certified Public Accountants
                                            3340 Wynn Road, Suite B
                                                Las Vegas, NV 89102
                                                       702.257.1984
                                                 702.362.0540 (fax)

                   INDEPENDENT AUDITORS' REPORT


Board of Directors
Global-E Investments, Inc.

We have audited the Balance Sheets of Global-E Investments, Inc. (the "Company") (A Development Stage Company), as of December 31, 2003 and 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years then ended and for the period January 31, 2001 (Date of Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global-E Investments, Inc. (A Development Stage Company) as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended and for the period January 31, 2001 (Date of Inception) to December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

March 16, 2004




                                 -19-                           F-1






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                          Balance Sheets

                                                            December 31,
                                                          2003       2002
                                                        ---------------------
Assets

Current assets:
  Cash                                                    $2,618         $-
                                                        ---------------------
    Total current assets                                   2,618          -
                                                        ---------------------

                                                          $2,618         $-
                                                        =====================

Liabilities and Stockholders' Equity

Current liabilities:                                          $-         $-
                                                        ---------------------
Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares
 authorized, 5,300,000 and 4,150,000 shares issued and
 outstanding as of 12/31/03 and 12/31/02, respectively     5,300      4,150
Additional paid in capital                                 8,850          -
(Deficit) accumulated during development stage           (11,532)    (4,150)
                                                        ---------------------
                                                           2,618          -
                                                        ---------------------

                                                          $2,618         $-
                                                        =====================



  The accompanying notes are an integral part of these financial statements.






                                 -20-                           F-2






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                     Statements of Operations

                                                          For the years ended   January 31, 2001
                                                              December 31,       (Inception) to
                                                            2003       2002    December 31, 2003
                                                        ------------------------------------------

Revenue                                                        $-         $-           $-
                                                        ------------------------------------------
Expenses:
 General & administrative expenses                          7,382          -        7,382
 General & administrative expenses - related party              -          -        4,150
                                                        ------------------------------------------
   Total expenses                                           7,382          -       11,532
                                                        ------------------------------------------

Net (loss)                                                $(7,382)        $-     $(11,532)
                                                        ==========================================
Weighted average number of
 common shares outstanding - basic and fully diluted    5,019,589  4,150,000
                                                        =========================

Net (loss) per share - basic and fully diluted                 $-         $-
                                                        =========================



  The accompanying notes are an integral part of these financial statements.










                                 -21-                           F-3







                    Global-E Investments, Inc.
                   (a Development Stage Company)
                 Statement of Stockholders' Equity

                                                                (Deficit)
                                                               Accumulated     Total
                                                  Additional      During    Stockholders'
                              Common Stock         Paid-in     Development    Equity
                           Shares      Amount      Capital         Stage
                        ------------------------------------------------------------------

January 2001
  Founder shares issued
  for services             4,150,000     $4,150       $-            $-           $4,150

Net (loss)
  January 31, 2001
  (Inception) to
  December 31, 2001                                             (4,150)         (4,150)

Balance,
December 31, 2001          4,150,000      4,150        -        (4,150)              -

Net (loss)
  For the year ended
  December 31, 2002                                                  -               -

Balance,
December 31, 2002          4,150,000      4,150        -        (4,150)              -

March 2003
  Issued for cash          1,150,000      1,150    8,850                        10,000

Net (loss)
  For the year ended
  December 31, 2003                                             (7,382)         (7,382)

Balance,
December 31, 2003          5,300,000     $5,300   $8,850      $(11,532)         $2,618




  The accompanying notes are an integral part of these financial statements.







                                   -22-                           F-4






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                     Statements of Cash Flows

                                        For the years ended  January 31, 2001
                                            December 31,     (Inception) to
                                          2003      2002     December 31, 2003
                                        --------------------------------------

Cash flows from operating activities
Net (loss)                               $(7,382)       $-     $(11,532)
Shares issued for services                     -         -        4,150
                                        --------------------------------------
Net cash (used) by operating activities   (7,382)        -       (7,382)
                                        --------------------------------------

Cash flows from financing activities
 Issuances of common stock                10,000         -       10,000
                                        --------------------------------------
Net cash provided by financing activities 10,000         -       10,000
                                        --------------------------------------

Net increase in cash                       2,618         -        2,618
Cash - beginning                               -         -            -
                                        --------------------------------------
Cash - ending                             $2,618        $-       $2,618
                                        ======================================

Supplemental disclosures:
  Interest paid                               $-        $-           $-
                                        ======================================
  Income taxes paid                           $-        $-           $-
                                        ======================================

Non-cash transactions:
  Shares issued for services provided         $-        $-       $4,150
                                        ======================================
  Number of shares issued for services         -         -    4,150,000
                                        ======================================


  The accompanying notes are an integral part of these financial statements.







                                 -23-                           F-5






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                               Notes

Note 1 - History and organization of the company

The Company was organized January 31, 2001 (Date of Inception) under the laws of the State of Nevada, as Global-E Investments, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company was initially authorized to issue 25,000 shares of its no par value common stock.

On   March   17,  2003,  the  Company  amended  its   articles   of
incorporation to increase its authorized capital to 100,000,000 shares of $0.001 par value common stock.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2003 and 2002, respectively.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2003 and 2002.

Revenue recognition
The Company recognizes revenue and gains when earned and related costs of sales and expenses when incurred.

Advertising costs
The  Company expenses all costs of advertising as incurred.   There
were  no  advertising  costs  included  in  selling,  general   and
administrative expenses in 2003 or 2002.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2003 and 2002.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.






                                 -24-                           F-6






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                               Notes

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2003 and 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The  Company  has not yet adopted any policy regarding  payment  of
dividends.    No  dividends  have  been  paid  or  declared   since
inception.

Recent pronouncements
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.







                                 -25-                           F-7






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                               Notes

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS No. 150 will be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS No. 150 did not have any impact on the Company's financial position or results of operations.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation."
Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.







                                 -26-                           F-8






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                               Notes

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $11,532 for the period from January 31, 2001 (inception) to December 31, 2003, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. In order to obtain the necessary capital, the Company plans to raise funds via equity financing. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                      U.S federal statutory rate      (34.0%)

                      Valuation reserve                34.0%
                                                     ----------
                                     Total                -%
                                                     ==========
As of December 31, 2003, the Company has net operating loss carry forward as follows:

   Year         Amount     Expiration
   ----        --------    ----------
   2001        $  4,150       2021
   2002        $      -       2022
   2003        $  7,382       2023

Note 5 - Stockholders' equity

On March 5, 2003, the Company effectuated a 1000-for-1 forward stock split for all shareholders as of that date. All share and per share amounts have been retroactively restated to reflect the 1000-for-1 forward stock split.

The Company is currently authorized to issue 100,000,000 shares of its $0.001 par value common stock.

On January 31, 2001, the Company issued 4,150 shares of its $0.001 par value common stock as founders' shares to two officers and directors in exchange for services rendered in the amount of
$4,150. Due to the forward split of 1000-for-1, the number of shares has been retroactively restated to 4,150,000.

On March 31, 2003, the Company issued 1,150,000 shares of its $0.001 par value common stock to an officer and director in exchange for cash in the amount of $10,000.

As of December 31, 2003, there have been no other issuances of common stock.






                                 -27-                           F-9






                    Global-E Investments, Inc.
                   (a Development Stage Company)
                               Notes

Note 6 - Warrants and options

As of December 31, 2003 and 2002, there were no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Related party transactions

The Company does not lease or rent any property. Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 8 - Subsequent events

On January 20, 2004, the Company met the minimum requirements in their Regulation D, Rule 504 offering, registered in Nevada, and issued a total of 1,500,000 shares of its $0.001 par value common stock in exchange for cash of $37,500. The offering did not raise any additional funds and formally closed on February 24, 2004.







                                 -28-                           F-10






                             Part III

Item 1.  Index to Exhibits



Exhibit   Name and/or Identification of Exhibit
Number
---------------------------------------------------------------------

  3      Articles of Incorporation & By-Laws
           a.  Articles of Incorporation of the Company filed
               January 31, 2001.
           b.  By-Laws of the Company adopted January 31, 2001.


























                                 -29-






                            SIGNATURES

Pursuant  to  the  requirements of Section  12  of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                   GLOBAL-E INVESTMENTS, INC.
                   --------------------------
                          (Registrant)




By: /s/ Jamie Kerr               April 7, 2004
   ---------------               ---------------
Jamie Kerr, President            Date




























                                 -30-